AMMOSQUARED, INC.
FINANCIAL STATEMENTS
(UNAUDITED)

and

INDEPENDENT ACCOUNTANTS'
COMPILATION REPORT

For the Year Ended December 31, 2020

TABLE OF CONTENTS

Page

David Allen, CPA
Ben Hartley, CPA
Mason Homan, CPA
Connie Murphy, CPA
Jason Sali, CPA

9839 W Cable Car Street, Suite 121, Boise, Idaho 83709
Office 208-350-6482   Fax 208-545-1142

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Board of Directors
Ammosquared, Inc
Nampa, Idaho

Management is responsible for the accompanying financial statements of Ammosquared, Inc (a Delaware Corporation), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on the financial statements.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7, the Company has suffered a loss from operations for the second straight year and has an accumulated deficit balance for the year covered in these financial statements. Management's evaluation of these events and management's plans regarding these matters are also described in Note 7. The financial statements do not include any adjustments that should be necessary should the Company be unable to continue as a going concern. We do not express an opinion, a conclusion, nor provide any assurance with respect to this matter.

Idaho Tax & Accounting

Boise, Idaho
April 6, 2021

AMMOSQUARED, INC
BALANCE SHEET
DECEMBER 31, 2020

		2020
ASSETS		
CURRENT ASSETS:		
Cash	$	71,467
Inventory		602,194
Prepaid expenses		10,029
Deferred tax asset - current		118,410
Stockholder receivable		1,080
Total current assets		803,180
FURNITURE AND EQUIPMENT, at cost		
Furniture and equipment		29,494
Less accumulated depreciation		(584)
Furniture and equipment - net		28,910
OTHER ASSETS:		
Goodwill		120,000
Less accumulated amortization of goodwill		(16,000)
Security deposit		6,589
Total other assets		110,589
TOTAL	$	942,679

	2020

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$ 2,100
Credit cards payable	29,374
Customer deposits	772,245
Payroll liabilities	12,704
PPP Loan payable	45,500
Total current liabilities	861,923

LONG-TERM LIABILITIES:

Deferred tax liability - non-current	1,307

STOCKHOLDERS' EQUITY:

Common stock, $.0001 par value, 10,000,000 shares authorized; 3,250,000 issued and outstanding	325
Preferred stock	375,312
Accumulated deficit	(296,188)
Total stockholder's equity	79,449
TOTAL	$ 942,679

AMMOSQUARED, INC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUE	$	790,576
DIRECT COSTS		
Product costs		457,383
Shipping costs		95,818
Other direct costs		37,691
Total direct costs		590,892
GROSS PROFIT		199,684
GENERAL AND ADMINISTRATIVE EXPENSES:		
Salaries and wages		190,925
Research and development		120,943
Advertising		43,038
Rent		41,074
Merchant processing and bank fees		33,475
Employee benefits		29,089
Taxes and licenses		20,043
Office and supplies		16,332
Amortization		12,000
Legal and professional fees		10,854
Dues and subscriptions		8,891
Utilities and telephone		7,535
Travel		5,548
Insurance		5,117
Education and seminars		5,052
Depreciation		584
Repairs and maintenance		185
Meals and entertainment		29
Total general and administrative expenses		550,714
LOSS FROM OPERATIONS		(351,030)
OTHER INCOME (EXPENSE)		
Interest expense		(65)
Interest income		400
Total other income (expense)		335
LOSS BEFORE TAXES		(350,695)
INCOME TAX PROVISION (EXPENSE)		117,103
NET LOSS	$	(233,592)

See independent accountants' compilation report and notes to financial statements.

AMMOSQUARED, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Preferred Stock	Accumulated Deficit	Total Stockholders' Equity
BALANCE AT BEGINNING OF YEAR	$ 325	$ -	$ (62,596)	$ (62,271)
STOCK ISSUANCE	-	375,312		375,312
NET LOSS	-	-	(233,592)	(233,592)
BALANCE AT END OF YEAR	$ 325	$ 375,312	$ (296,188)	$ 79,449

See independent accountants' compilation report and notes to financial statements.

AMMOSQUARED, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Cash received from customers	$ 1,359,072
Cash paid to suppliers and employees	(1,678,399)
Interest income	400
Interest paid	(1,156)
Net cash used in operating activities	(320,083)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of furniture and equipment	(29,494)
Net cash used in investing activities	(29,494)

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments on note payable	(9,544)
Proceeds from PPP loan payable	45,500
Proceeds from issuance of preferred stock	375,312
Net cash provided by financing activities	411,268

NET INCREASE IN CASH	61,691
CASH AT BEGINNING OF PERIOD	9,776
CASH AT END OF PERIOD	$ 71,467

See independent accountants' compilation report and notes to financial statements. 6

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (233,592)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Depreciation	584
Amortization of goodwill	12,000
Income tax provision (expense)	(117,103)
Change in assets and liabilities, net of effects from	
non-cash investing and financing activities:	
(Increase) decrease in assets:	
Inventory	(556,602)
Prepaid expenses	(10,029)
Stockholder receivable	(1,080)
Security deposit	(4,064)
Increase (decrease) in liabilities:	
Accounts payable	2,100
Credit cards payable	8,853
Customer deposits	568,496
Payroll liabilities	11,445
Accrued interest payable	(1,091)
Net cash used in operating activities	$ (320,083)

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

To record deferred asset and deferred liability changes for the current period.

Deferred tax asset - current	118,410	
Deferred tax liability - non-current		1,307
Income tax provision (expense)		117,103

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Ammosquared, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

The Company was incorporated in Delaware on July 2, 2019 by Dan and Danielle Morton, the majority owners. During July, the Company also issued shares of common stock to two minority shareholders. The Company's primary line of business is sales of ammunition through an ammunition subscription service and sales of accessories. The Company currently offers ammunition in over 76 different calibers in 188 variations.

The Company purchased the assets and assumed liabilities of Ammosquared, LLC, which had been in operation since September 2015, and assumed the business operations that had been developed under Ammosquared, LLC. Ammosquared, LLC was owned by Dan and Danielle Morton, the majority shareholders, through a separate S Corporation. Effective July 31, 2019, Ammosquared, LLC transferred all business activities, and reported their final year of operations for 2019. The purchased assets included a customer list with over 4,500 customers, approximately 1,000 monthly recurring ammunition subscriptions, strategic relationships with suppliers, a functioning website, Trademarks and Domain Names for the business, and business practices and procedures developed over three years of operations under Ammosquared, LLC.

Basis of Accounting

The Company uses the accrual method of accounting for financial reporting and income tax purposes.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Cash and Cash Equivalents

The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The carrying amount approximates fair value due to the relatively short period to maturity of these instruments. At times, the balance in these accounts may exceed FDIC Limits. At December 31, 2020, there were no cash balances in excess of FDIC limits.

Inventories

Inventories are stated at the lower of cost (average cost) or market (net realizable value). The Company records impairment and obsolescence reserves against inventory balances as deemed necessary. No such reserve was deemed necessary at December 31, 2020. Beginning and ending inventory balances for the year ended December 31, 2020 were $45,592 and $602,194, respectively.

Warranty Expense

The Company does not offer any warranty on product sales. Any issues would be directed to the manufacturer. Accordingly, there is no warranty liability accrual.

Furniture and Equipment

Furniture and equipment are carried at cost. The Company capitalizes expenditures for additions, repairs, and improvements in excess of $1,500 per item or invoice. Any expenditure under $1,500 is charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period.

Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

	Estimated Useful Lives
Office equipment	5 years
Furniture and fixtures	7 years

Depreciation expense for the year ended December 31, 2020 was $584.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Goodwill

On July 31, 2019, The Company purchased the assets, customer list, website and marketing items, inventories, and processes from Ammosquared, LLC. As part of the purchase, the Company took title to all assets and assumed multiple liabilities. The excess of the purchase price over the fair value of assets acquired and liabilities assumed has been classified as goodwill. As part of that purchase, the Company acquired Goodwill of $120,000. Management has adopted the accounting alternative offered to nonpublic entities for the subsequent measurement of goodwill. In accordance with this alternative, the Company amortizes goodwill over ten years on the straight-line basis and only evaluates goodwill for impairment at the entity level when a triggering event occurs. Amortization expense was $12,000 and total accumulated amortization was $16,000 for the year ended December 31, 2020.

Customer Deposits

The customer deposits balance represents amounts received from customers to date on unfulfilled orders. Customers are billed a monthly subscription amount and accumulate a deposit balance until they redeem the balance and place an order. At that time, the ammunition is shipped to the customer and the amount is removed from customer deposits and recorded as revenue. Customers can effectively store ammunition with the Company until they choose to redeem the balance. The customer balance does not expire and does not have any restrictions on how long customers may accumulate a deposit balance. The Company offers the option to fulfill orders at certain dollar amounts, quantity amounts, or customers may request fulfillment at any time. The balance consists of deposits from approximately 5,200 customers at December 31, 2020. The largest individual balance in customer deposits was $3,592 at December 31, 2020. Management does not believe it is appropriate to separate part of the sales price as a financing activity related to the deposit since the customer has discretion over when the product is shipped, and the sale is completed. Beginning and ending customer deposit balances for the year ended December 31, 2020 were $203,749 and $772,245, respectively.

Concentration Risks

The Company does not have any major customers that would be considered a concentration.

The Company primarily deals with six to eight suppliers to purchase inventory and would be able to use alternate suppliers if there was an issue with a current vendor. Management does not believe there is a significant risk due to concentration of product suppliers.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Revenue Recognition

The Company's revenue is derived primarily from selling ammunition to customers. A small portion of revenue is also derived from selling firearms and accessories. These are considered to be a single performance obligation that is satisfied at a point in time. The Company makes all sales to individual customers through online transactions, with their physical operations located in Idaho. Customers are offered the same price for products regardless of location throughout the country. As such, management does not see any benefit in separating revenue by region or location.

The Company recognizes revenue when all of the following have occurred:
- Persuasive evidence of an arrangement exists,
- Delivery has occurred or services have been rendered,
- The fee for the arrangement is fixed or determinable, and
- Collectability is reasonably assured.

Customers typically build up a customer deposit balance through monthly subscription service payments. When the customer decides to redeem the deposit balance and complete a purchase, the revenue is recognized, and the product is shipped to the customer. At that time, all four conditions for revenue recognition have been met and the sale is recorded. The revenue amount is removed from the customer deposit balance and the product sold is removed from inventory. Sales taxes that are collected concurrent with revenue-producing activities are excluded from revenue.

The majority of customers have paid in advance as part of the ammo subscription service. Orders for firearms or accessories are invoiced and typically paid when the customer makes the order. Revenue is recorded when the order is shipped to the customer.

Revenues by product type for the year ending December 31, 2020, are as follows:

Revenue by Product:

Ammunition	$	775,321
Accessories		13,542
Firearms		1,713
Total Revenue	$	790,576

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

New Accounting Pronouncements and Changes in Accounting

In May 2014, the Financial Accounting Standards Board (FASB) issued new accounting guidance which amended the existing accounting standards for revenue recognition. The new accounting guidance establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The Company adopted the new standard from inception, as such, no adjustment to retained earnings was necessary.

Shipping and handling costs

The Company considers all shipping and handling to be fulfillment activities and not a separate performance obligation. Shipping and handling costs are recorded as cost of sales.

Accounts Receivable

The Company had no accounts receivable balance at the beginning or end of 2020. Accordingly, there is also a $0 balance for allowance for doubtful accounts for the year ending December 31, 2020.

Advertising

The Company expenses all advertising costs when incurred.

Compensated Absences

Employees of the Company are entitled to paid vacation, sick days and other time off depending on job classification, length of service and other factors. Management has determined the time required to calculate the liability makes it impractical to calculate for such an immaterial amount. Paid time off is expensed as used, accordingly, no liability has been recorded in the financial statements.

Subsequent Evens

Subsequent events have been evaluated through April 6, 2021, the date of financial statement issuance.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes

The Company uses a calendar year end for income tax reporting purposes and files a Corporate tax return annually.

The Company accounts for income taxes under generally accepted accounting principles in the United States of America. As such, the Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses.

The Company incurs a minimum tax to Idaho of $30 each year and can offset $10 through the Idaho Investment Tax credit and $10 through the Idaho Research and Development Tax credit each year.

The Company incurred a net operating loss of $347,262 on the tax return for the year ended December 31, 2020. That loss is added to the Net Operating loss from 2019 of $61,911, and the combined Net Operating loss allowed to be carried forward is $409,173 to offset future taxable income.

The Company incurred Research and Development costs totaling $120,943 to develop a new system for selling digital ammunition. The Company reported R&D tax credits of $4,393 on the federal tax return and $3,024 on the Idaho tax return related to Research and Development Tax credits for the year ended December 31, 2020. The Federal credit has been requested to be applied to payroll taxes in 2021 and is expected to be refunded during 2021. The R&D tax credit for Idaho of $3,014 can be carried forward up to 14 years or until it is utilized to offset Idaho income tax.

The Company also qualified for a state tax credit for investment in equipment during 2020 of $885. The credit carryforward of $875 can be carried forward up to 14 years or until it is utilized to offset Idaho income tax.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes, Continued

Loss before taxes and the income tax provision consisted of the following:

	2020
U.S. federal income tax provision at statutory rate	$ -
State taxes, net of federal benefit	30
State tax credits	(20)
Deferred tax adjustments	(117,103)
	$ (117,093)

A reconciliation between the income tax provision computed using the U.S. Federal statutory rate and the Company's income tax provision is as follows:

	2020
Loss before taxes	$ (350,695)
Income tax provision:	
Current:	
U.S. federal	$ -
State	10
	10
Deferred:	
U.S. federal	(84,286)
State	(32,817)
	(117,103)
Income tax provision	$ (117,093)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (Continued)

Income Taxes, Continued

Deferred income taxes reflect the net tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Net deferred tax assets and liabilities consist of the following for the year ended December 31:

		2020
Deferred tax asset:		
Net operating loss carryover	$	109,965
Excess tax over book depreciation		163
Federal R&D tax credit		4,393
Idaho R&D tax credit		3,014
Idaho Investment tax credit		875
Deferred tax asset		118,410
Deferred tax liability:		
Excess book over tax amortization		1,307
Deferred tax liability		1,307
Net deferred tax liability	$	117,103
Reported as:		
Current deferred tax asset	$	118,410
Non-current deferred tax liability		(1,307)
Net deferred tax liability	$	117,103

NOTE 2: NOTE PAYABLE

At December 31, 2019, the Company had a note payable to American Express Merchant Financing. The note was assumed as part of the asset purchase from Ammosquared, LLC and was originated in May 2019. The loan required payments of $98, which were automatically withdrawn each business day, and matured in May 2020, and included interest at 11.90% The note was personally guaranteed by Dan and Danielle Morton, the majority shareholders and is paid in full.

NOTE 3: RELATED PARTY TRANSACTIONS

At December 31, 2020, the Company has a receivable from Key Stockholder Dan Morton of $1,080. The receivable is unsecured, does not bear interest, and is expected to be repaid during 2021.

NOTE 4: PAYCHECK PROTECTION PROGRAM (PPP) LOAN

During 2020, the Company received a $45,500 loan to help cover employee payroll costs as part of the government assistance program included in the Coronavirus Aid, Relief, and Economic Security (CARES) Act. In accordance with ASC 470, Debt, the Company has recorded a liability for the full amount of the PPP loan. The Company will record the activity related to the debt forgiveness in the period the forgiveness is approved, and the loan is forgiven. Under the guidance in ASC 835-30, Imputation of Interest, borrowers are not required to impute a market rate of interest for government-guaranteed obligations, such as PPP loans. Accordingly, the Company has not accrued any interest related to this loan.

The full loan balance of $45,500 was forgiven prior to the issuance of these financial statements, accordingly the full balance of the debt has been included in current liabilities on the balance sheet. Debt forgiveness associated with loan forgiveness will be reported in 2021.

NOTE 5: COMMITMENTS

Building Lease

The Company entered into a new three-year lease for a 7,500 square foot facility commencing September 1, 2020. The lease requires monthly payments of $6,589 for the first year and increases 3% each year. There is an option to renew for an additional three-year term at the conclusion of the lease. Future minimum lease payments for the remaining term are as follows:

For the Years ending December 31:

2021	$ 79,697
2022	81,602
2022	10,030
Total	$ 171,329

NOTE 5: COMMITMENTS (Continued)

Equipment Lease

The Company entered into a new three-year equipment lease for a forklift in November 2020. The lease requires monthly payments of $610, and concludes in October 2023, at which time the equipment is to be returned to the lessor. Future minimum lease payments for the remaining term are as follows:

For the Years ending December 31:

2021	$	7,323
2022		7,323
2022		6,103
Total	$	20,749

NOTE 6: STOCKHOLDERS' EQUITY

Common Stock

On July 3, 2019, the Company issued a total of 3,250,000 shares of common stock subject to a Restricted Stock Purchase Agreement. The agreement restricts stock under a vesting schedule and allows the company to repurchase the shares. After the first 12 months have passed, 1/4 of the shares will be vested with an additional 1/48 of the shares vesting each month until all restricted stock is released from the repurchase option. In the event of a change in control, the repurchase option shall lapse and 100% of the shares shall immediately become fully vested, provided the purchaser remains a service provider as of the time of the consummation of such change in control. The number of shares issued to Key Holders in 2019 was:

Dan Morton	1,250,000
Danielle Morton	1,250,000
Clay Knight	375,000
Chris Corriveau	375,000

The Company is authorized to issue 10,000,000 shares of $.0001 par value common stock. At December 31, 2020, 3,250,000 shares of common stock are issued and outstanding.

NOTE 6: STOCKHOLDERS' EQUITY (Continued)

Preferred Stock

In June 2020, the Company authorized 5,000,000 shares of preferred stock, including up to 775,362 shares of Series Seed Preferred stock with a $.0001 par value to prospective investors through Wefunder crowdfunding portal. The Company offered the opportunity for accredited and non-accredited investors to purchase Series Seed Preferred Stock. During 2020, the Company issued 307,012 shares of the Series Seed Preferred stock among over 650 investors through Wefunder for a total of $375,312. At December 31, 2020, 307,012 shares of preferred stock are issued and outstanding.

NOTE 7: GOING CONCERN AND MANAGEMENT'S PLAN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. Management has evaluated the performance for the year and the accumulated deficit of the Company at December 31, 2020. In the evaluation of going concern, Management had previously concluded that additional inventory was needed to fulfill customer orders related to customer deposits currently on the books. The Company increased inventory to a level sufficient to cover customer orders during the year ended December 31, 2020.

Management believes the Company will be able to continue for a period greater than 12 months and is pursuing the following plans to ensure the Company's future success.

Management plans to continue purchasing ammunition in larger volumes and at lower cost in order to improve profit margins without increasing prices. The Company also plans to expand the offering of higher margin products such as magazines and firearm accessories that have a higher profit margin and lower cost to ship.

In the event additional capital is needed, management has the ability to offer a second round of investment through crowdfunding. Management believes they would still be able to continue operations by cutting expenses, but it would extend the time horizon to grow to a point of profitability under that model. Management plans to grow to a point of profitability over the next three years.

In the event the Company is not able to cover the cost of expenses, it could harm the business and impact the projected growth. This would likely impact the financial condition of the Company and the result of operations. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.